Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Receives Notice of Allowance for European Patent Covering RLF-TD011 for Epidermolysis Bullosa Wound Treatment

GENEVA (OCT. 21, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today reported that the European Patent Office (EPO) has issued a Notice of Allowance under Rule 71(3) EPC for Relief’s patent application No. 20737588.2, titled “Therapeutic Uses of Oxidizing Hypotonic Acid Solutions.” This Notice of Allowance signifies the EPO’s intention to grant a patent covering Relief’s proprietary, highly pure hypochlorous acid solutions, including its investigational drug RLF-TD011 intended for the treatment of wounds caused by epidermolysis bullosa (EB).

Upon completion of the grant procedure, the patent will protect RLF-TD011 in key European countries until 2040. Corresponding applications in other major markets, including the U.S. and China, are currently under review. RLF-TD011 previously received orphan drug designation (ODD) from the U.S. Food and Drug Administration for EB, providing potential incentives such as market exclusivity upon approval.

Giorgio Reiner, chief scientific officer of Relief, said: “We are very pleased with this news. The anticipated grant of this patent represents an additional validation of our efforts to develop novel treatments for rare and devastating diseases like EB. This patent will strengthen the protection of our innovation as we continue advancing RLF-TD011’s development, with the ultimate goal of reaching patients who need it most.”

ABOUT RLF-TD011

RLF-TD011 is a highly pure, stabilized hypochlorous acid solution developed using Relief’s proprietary TEHCLO™ technology. With strong antimicrobial properties, RLF-TD011 is a sprayable, self-administered solution for targeted wound application while avoiding skin contact and cross-contamination. RLF-TD011 has shown efficacy in accelerating wound closure and reducing infections in certain clinical trials on non-EB wounds. In preliminary cases, EB patients using RLF-TD011 showed improvements in blistering and tissue repair. Currently under clinical development, RLF-TD011 has the potential to offer an innovative solution for EB wound care management. The U.S. Food and Drug Administration granted it orphan drug designation for EB, and Relief plans to seek qualified infectious disease product (QIDP) designation for extended market exclusivity.

1 / 2

ABOUT EPIDERMOLYSIS BULLOSA

Epidermolysis bullosa (EB) is a group of rare, inherited connective tissue disorders characterized by extreme skin fragility, leading to blistering and wounds from minor friction or injury. In severe cases, blisters can develop into chronic wounds or form in internal organs such as the mouth or esophagus. EB affects approximately 1 in 20,000 births in the United States, while the global prevalence of epidermolysis bullosa simplex (EBS) ranges from 1 in 85,000 to 1 in 500,000.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

2 / 2